Exhibit 99.1

AETERNA zentaris announces EMA Decision TO AccepT A modification To an agreed pediatric investigation plan for macimorelin

– Modifications recommended for some key elements of planned safety and efficacy Study P02 –

– Modifications to the outline of Study P02 requested to ensure a harmonized global study protocol complying with requirements from EMA as well as FDA –

CHARLESTON, S.C., Apr. 07, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna Zentaris” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced the decision of the European Medicines Agency (“EMA”) to accept a modification request by Aeterna Zentaris of the Company’s Pediatric Investigation Plan (“PIP”) for macimorelin as originally approved in March 2017 which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies.

The Company recently announced the positive results and successful completion of the first of these studies, Study P01. The goal of Study P01 was to establish a dose that could both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD.

The second pediatric study, Study P02, is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

“This EMA decision is an important milestone for us, as it supports the development of one globally harmonized study protocol for test validation - Study P02 - which will be accepted both in Europe and the United States of America,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris.

“A request for modification of the PIP related to some of the key elements of Study P02 became necessary for Aeterna Zentaris, as we wanted to ensure that the study protocol will comply with expectations and requirements from both EMA as well as United States Food and Drug Administration. This represents a very exciting advancement for our pediatric development program,” commented, Dr. Nicola Ammer, Chief Medical Officer of Aeterna Zentaris.

About macimorelin

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of GHD.

In December 2017, the United States Food and Drug Administration (“FDA”) granted Aeterna Zentaris marketing approval for macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ has been granted Orphan Drug designation by the FDA for diagnosis of AGHD. In January 2019, the European Commission granted marketing authorization for macimorelin to Aeterna Zentaris for diagnosis of growth hormone deficiency in adults. In March 2017, the Pediatric Committee of the EMA agreed to the Company’s PIP for macimorelin, a prerequisite for filing a marketing authorization application for any new medicinal product in Europe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com